      SCHEDULE A

TO THE EXPENSE LIMITATION AGREEMENT FOR CERTAIN FUNDS OF VICTORY PORTFOLIOS

DATED AUGUST 1, 2013 BETWEEN

VICTORY PORTFOLIOS AND VICTORY CAPITAL MANAGEMENT INC.

OPERATING EXPENSE LIMITS AS OF NOVEMBER 1, 2022

Fund/Class	Maximum Operating Expense Limit*	Date of Termination	Effective Date of Waiver
Victory Strategic Allocation Fund – Class A	0.40%	October 31, 2023	November 1, 2022
Victory Strategic Allocation Fund - Class C	1.15%	October 31, 2023	November 1, 2022
Victory Strategic Allocation Fund – Class I	0.15%	October 31, 2023	November 1, 2022
Victory Strategic Allocation Fund – Class R	0.65%	October 31, 2023	November 1, 2022

(Maximum Operating Expense Limit excluding acquired fund fees and expenses and certain other items, such as interest, taxes and brokerage commissions)